Mail Stop 3561

October 31, 2008

Zhuangyi Wang
Chief Executive Officer
QKL Stores Inc.
Jing Qi Street
Dongfeng Xincun
Sa'er Tu District
163311 Daqing, P.R. China

>   **Re:**   **QKL Stores Inc. (f/k/a Forme Capital, Inc.)**
>   **Amendment No. 3 to Registration Statement on Form S-1**
>   **Filed October 15, 2008**
>   **File No. 333-150800**
>   **Form 10-KSB for Fiscal Year Ended April 30, 2007, as Amended**
>   **Forms 10-Q and 10-QSB for Fiscal Quarters Ended October 31, 2007,**
>   **January 31, 2008, March 31, 2008 and June 30, 2008**
>   **File No. 033-10893**

Dear Mr. Wang:

We have reviewed your letter dated October 15, 2008 and have the following comments. Please feel free to call us at the telephone numbers listed at the end of this letter.

Amendment No. 3 to Registration Statement on Form S-1

General

1.   We note your disclosure in your Form 8-K dated October 6, 2008 and filed October 24, 2008 that your management made presentations to investors in New York City on October 6-8, 2008. Please provide us with your analysis regarding whether the presentation materials and webcast comply with Section 5 of the Securities Act of 1933. We may have further comment.

2. We note your disclosure on pages 30-31 concerning your default under Section 8(e) of the Registration Rights Agreement dated as of March 28, 2008 by and among you and certain purchasers listed on a schedule attached thereto (i.e. in connection with the fact that as of September 24, 2008 your registration statement had not yet become effective). Please disclose whether the purchasers have waived their entitlement to liquidated damages with respect to your default. If you expect that you may have to pay liquidated damages, please update your risk-factor disclosure accordingly.

The Two Transactions: The Reverse Merger Transaction and The Private Placement Transaction, page 24

Private Placement Transaction, page 27

Securities Purchase Agreement, page 28

3. We note from a review of Article I, Section 1.5 and Article IV 4 of the Securities Purchase Agreement dated as of March 28, 2008 by and among Forme Capital, Inc. and certain purchasers listed on an exhibit attached thereto that the closing of the private placement transaction and the securities purchase agreement was contingent upon and dependent on the closing of the reverse merger transaction which included the restructuring transaction and the share exchange transaction. Please revise your disclosure of the private placement transaction and the Securities Purchase Agreement to include these conditions.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 48

Results of Operations, page 49

Three Months Ended June 30, 2008 Compared with Three Months Ended June 30, 2007, page 50

Other Operating Income, page 50

4. Please disclose and discuss the impact of your restatement in 2008 to correct the error in your accounting for payments received from vendors relating to allowances and sponsorships, as disclosed in Note 18.

QKL Stores Inc. – Unaudited Interim Financial Statements for the Three- and Six-Month Periods Ended June 30, 2008 and 2007, page F-1

Consolidated Balance Sheets, page F-2

Consolidated Statements of Income, page F-4

Consolidated Statements of Stockholders' Equity for the Year Ended December 31, 2007 and Six Months Ended June 30, 2008, page F-6

5. We note your revised disclosure and response to comment 11 of our letter dated September 5, 2008 relating to your accounting treatment of the transactions costs of $1,976,470 incurred in connection with the private placement of $15.5 million on March 28, 2008. Your response states that the private placement was separate and apart from the reverse merger and recapitalization transactions. However, as discussed in comment 11 and also in a subsequent conference call on September 10, 2008 with your General Counsel regarding these transactions, it appears to us that the private placement was an integral part of the reverse merger whereby you acquired control of the operating company in China. Based on that premise, the transaction costs charged to equity would be limited to the amount of cash held by Forme Capital, Inc. at the time the reverse merger was consummated. Based on our review of the Securities Purchase Agreement dated as of March 28, 2008, as amended, by and among Forme Capital, Inc. and certain purchasers listed on an exhibit attached thereto relating to the private placement of $15.5 million (filed on EDGAR as Exhibit 10.2 to the Form 8-K filed on April 3, 2008), it is our understanding according to Article I, Section 1.5 and Article IV, Section 4 of the Agreement that the closing of the private placement transaction was contingent upon and would not occur until the share exchange transaction relating to the reverse merger had closed. Given these facts and circumstances, we continue to believe all of the transaction costs of $1,976,470, less the amount of cash on hand as of March 28, 2008 prior to the reverse merger and recapitalization transactions, should be expensed and not charged to equity. Tell us how much cash was held by Forme Capital, Inc. at the time the reverse merger was consummated and revise your presentation as appropriate to reflect the transaction costs as an expense in the period the transactions closed.

6. We note your response to comment 12 of our letter dated September 5, 2008 relating to a loan of $11 million to the shareholders of the operating company, Quingkelong Chain, on March 28, 2008. Please revise your disclosure in the last paragraph of Note 1 on page F-10 to expand your discussion of this loan, its nature, and your accounting treatment of it, and clarify in your disclosure as to whether it remains an outstanding debt or has been converted into shares of common stock. Refer to SFAS 150.

Notes to Consolidated Financial Statements for the Six Months Ended June 30, 2008 and 2007, page F-9

Note 1. Organization and Principal Activities, page F-10

7. Your response and revised disclosure to comment 10 of our letter dated September 5, 2008 indicates that the historical financial statements included in the filing are those of the accounting acquirer, Speedy Brilliant Group Ltd. For accounting purposes, once the reverse merger is consummated your reports should contain financial statements of the accounting acquirer as the registrant. In other words, the financial statements of the accounting acquirer become the predecessor financial statements of the registrant, QKL Stores, Inc. and should be labeled as such.   Further, please add disclosure regarding the change in name to QKL Stores, Inc. Please explain or revise your disclosures accordingly.

Note 6. Property, Plant and Equipment, Net, page F-22

Note 7. Lease Prepayments, Net, page F-23

8. We note your revised disclosure on page F-23 and response to comment 20 of our letter dated September 5, 2008 regarding the transfer to you of title and land use rights on certain assets held in trust of Mr. Wang Jiafan. Based on the date of September 2008, transfer of title should have been completed. Please tell us and revise your disclosure to include the date title was transferred. Alternatively, support your basis for recording these assets given that you have no agreements or contracts regarding your use or ownership as stated in your response.

Note 18. Segment Information, page F-29

9. We note the disclosure in the new footnote and your response to comment 18 of our letter dated September 5, 2008. Please revise your disclosure to provide the product and service revenue information required by paragraph 37 of SFAS 131, which is separate and apart from a segment analysis. Further, please closely review the disclosure requirements of paragraphs 17 a reportable segment.

Note 19. Restatement, page F-30

10. We note your revised note disclosure and responses to comments 16, 17 and 21 of our letter dated September 5, 2008 relating to your accounting treatment for vendor allowances and sponsorship costs. It appears that you have concluded that recording these vendor payments as operating income represents an accounting error and you have revised your accounting to reflect these payments as a reduction in the cost of inventory in accordance with EITF 02-16. As a result, you disclose that inventories have been decreased by $1,542,045 as of June 30,

2008 reflecting your revised accounting for vendor allowances and sponsorship costs. Please revise your presentation to indicate in a separate column which line items were restated and the amount of change for each line item. In order for us to understand the total impact of these errors for all periods presented, please tell us the amount of the errors being reclassified by fiscal year. Please also explain to us why it appears that you did not restate the financial statements for the fiscal years ended December 31, 2007 and 2006.   Please revise your policy disclosures to reflect how you now record these vendor payments in accordance with EITF 02-16.

Speedy Brilliant Group Ltd – Audited Consolidated Financial Statements for the Years Ended December 31, 2007 and 2006, page 37

General

11. Where applicable, please revise your audited financial statements and related footnote disclosures for any of the above comments issued on your interim financial statements.

12. We note that certain of your accounting policy disclosures may not have been revised to reflect the changes made in response to our prior accounting comments. For example, your disclosures on page F-49 relating to the accounting policy for cash card and coupon liabilities does not reflect the changes you made on page F-16 as a result of comment 14 of our letter dated September 5, 2008. The same appears to be true for your disclosures on page F-50 relating to the accounting policy for product returns which does not appear to reflect the changes you made on page F-17 as a result of comment 15 of our letter dated September 5, 2008. Accordingly, where appropriate please revise the applicable disclosures in the footnotes on pages F-46 through F-61. If your accounting policies differ in any manner from those, please explain to us the reason why.

*   *   *

You may contact Milwood Hobbs, Staff Accountant, at (202) 551-3241 or Donna DiSilvio, Review Accountant, at (202) 551-3302 if you have questions regarding comments on the financial statements and related matters. Please contact Alexandra M. Ledbetter, Staff Attorney, at (202) 551-3317, Ellie Bavaria, Special Counsel, at (202) 551-3238 or me at (202) 551-3720 with any other questions.

Sincerely,

H. Christopher Owings
Assistant Director

cc: Darren Ofsink, Esq.
        Guzov Ofsink LLC
        Facsimile No. (212) 688-7273